UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Advent Claymore Convertible Securities and Income Fund II
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

007639107
(CUSIP Number)

March 4, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 007639107

1	Names of Reporting Persons

Saba Capital Management, L.P.
2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization

Delaware
	5	Sole Voting Power

		-0-
Number of
Shares	6	Shared Voting Power
Beneficially
Owned by Each		1,794,085
Reporting Person	7	Sole Dispositive Power
With:
		-0-

	8	Shared Dispositive Power

		1,794,085
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,794,085
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

5.56%
12	Type of Reporting Person (See Instructions)

PN; IA

The percentages used herein are calculated based upon 32,240,720 shares of common stock outstanding as of 10/31/2015, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 1/8/2016

SCHEDULE 13G

CUSIP No. 007639107

1	Names of Reporting Persons

Boaz R. Weinstein
2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization

United States
	5	Sole Voting Power

		-0-
Number of
Shares	6	Shared Voting Power
Beneficially
Owned by Each		1,794,085
Reporting Person	7	Sole Dispositive Power
With:
		-0-

	8	Shared Dispositive Power

		1,794,085
9	Aggregate Amount Beneficially Owned by Each Reporting Person

1,794,085
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)

5.56%
12	Type of Reporting Person (See Instructions)

IN

The percentages used herein are calculated based upon 32,240,720 shares of common stock outstanding as of 10/31/2015, as disclosed in the company's Certified Shareholder Report Form N-CSR filed 1/8/2016

Item 1.

(a)        Name of Issuer: Advent Claymore Convertible Securities and Income Fund II

(b)        Address of Issuer’s Principal Executive Offices: 1271 Avenue of the Americas, 45th floor, NY, NY 10020

Item 2.

(a)

Name of Person Filing: This statement is being jointly filed by Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital") and Mr. Boaz R. Weinstein (together, the "Reporting Persons') with respect to the ownership of the shares of Common Stock (as defined in Item 2(d)) by Saba Capital Master Fund Ltd. ("SCMF"), Saba Capital Master Fund II, Ltd. ("SCMF II"), Saba Capital Leveraged Master Fund Ltd. ("SCLMF"), Saba Capital Series LLC Series 1 ("SCS"), Saba Capital CEF Opportunities 1, Ltd. ("SCEF1"), and Saba Capital CEF Opportunities 2, Ltd. ("SCEF2")

The Reporting Persons have entered into a Joint Filing Agreement, dated March 14, 2016, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of Saba Capital and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(c)	Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

(d)	Title and Class of Securities: Common stock, $0.001 par value per share (the "Common Stock").

(e)	CUSIP No.: 007639107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4. Ownership

(a)

Amount Beneficially Owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class. N/A

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certifications.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/14/2016

/s/ Signature Michael D’Angelo

Name: Michael D’Angelo

Title: Chief Compliance Officer

Boaz R. Weinstein

By: Michael D’Angelo

Title: Attorney-in-fact***

*** Pursuant to a Power of Attorney dated as of November 16, 2015

EXHIBIT 1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: March 14, 2016

SABA CAPITAL MANAGEMENT, L.P.

By:  /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Authorized Signatory

BOAZ R. WEINSTEIN

By: /s/ Michael D’Angelo
Title: Attorney-in-fact